UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 11, 2020: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 12, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2020.

Athens, Greece – August 11, 2020 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and six month period ended June 30, 2020.

Second Quarter 2020 Financial Highlights:

•

Total net revenues of $13.5 million. Net income of $1.3 million and net income attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $1.1 million or $0.20 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $1.4 million or $0.25 per share basic and diluted.

•

Adjusted EBITDA1 was $4.4 million.

•

An average of 19.00 vessels were owned and operated during the second quarter of 2020 earning an average time charter equivalent rate of $9,458 per day.

First Half 2020 Financial Highlights:

•

Total net revenues of $28.9 million. Net income of $3.2 million; net income attributable to common shareholders (after a $0.3 million of dividend on Series B Preferred Shares) of $2.9 million or $0.52 earnings per share basic and diluted.  Adjusted net income attributable to common shareholders1 for the period was $2.3 million or $0.42 per share basic and diluted.

•

Adjusted EBITDA1 was $8.4 million.

•

An average of 19.00 vessels were owned and operated during the first half of 2020 earning an average time charter equivalent rate of $9,541 per day.

Other Developments

During the second quarter of 2020, the Company agreed with certain of its lenders to defer a portion of its 2020 loan repayments to be repaid together with the respective balloon installments. A total of $4.7 million was rescheduled to December 2021 or within 2022. Furthermore, the Company agreed with the holders of its Series B Preferred Shares to have the option of paying the quarterly dividends in-kind, for the period from April 1, 2020 to January 29, 2021, by issuing additional Series B Preferred Shares and increasing the dividend rate to 9% (from 8%) if paid in-kind.

During July 2020, the Company completed the sale of three of its vessels, M/V Manolis P, M/V EM Oinousses and M/V Kuo Hsiung for a total of approximately $7.6 million of net proceeds of which $7.0 million was used to repay the outstanding loans of the vessels.

1 Adjusted EBITDA, Adjusted net income/ (loss) and Adjusted earnings/ (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The second quarter of 2020 turned out to be highly profitable despite the challenges of the pandemic which affected the charter rates of our vessels in the second half of the period and the numerous operational difficulties that we encountered. We have responded quickly to address the possibility of cash flow squeeze issues by agreeing with certain of our banks to defer installments and relax restricted cash covenants in case such liquidity is needed. At the same time, certain planned sales of our vessels for scrap were delayed and eventually completed in Q3 at lower prices, as a result of lockdowns and declines in scrap steel demand. In addition, port lockdowns have affected our ability to change crew on board our vessels. We have taken relevant measures to ensure our crew members’ and shore employees’ health and safety, despite the ongoing hurdles and travel restrictions imposed by lockdowns around the world.

“Looking forward, however, we are encouraged with the starting recovery of the charter market in late July 2020, but we still believe that the economic uncertainties remain high due to both the possibility of recurrence of the COVID-19 pandemic and the continuing trade tensions between the U.S. and China, which affect the containership markets. The record low orderbook remains a positive characteristic of the containership sector which would allow a resumption of trade to normal levels to be translated in much improved market rates. In the meantime, our focus remains on ensuring that our vessels remain employed. On the strategic front, we continue to evaluate opportunities for mergers with other fleets or vessel acquisitions by issuing shares at non-dilutive levels.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2020 reflect the significantly increased net revenues compared to the same period of 2019, as we operated an average of 19.0 vessels, versus 11.0 vessels during the same period last year, even though two of our vessels remained idle during the quarter waiting to be scrapped. Our results have also benefitted from other income of $2.7 million, net related to insurance proceeds for our vessel M/V EM Oinousses, which had been idle since January 2020 and compensated for the costs and LOH incurred both in Q1 and Q2.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,120 per vessel per day during the second quarter of 2020 as compared to $6,423 per vessel per day for the same quarter of last year, and $6,003 per vessel per day for the first half of 2020 as compared to $6,324 per vessel per day for the same period of 2019, reflecting a 4.7% and 5.1% decrease, respectively, which is attributed to the different composition of our fleet during the periods. As always, we want to emphasize that cost control remains a key component of our strategy.”

“Adjusted EBITDA during the second quarter of 2020 was $4.4 million versus $1.6 million in the second quarter of last year.  As of June 30, 2020, our outstanding debt (excluding the unamortized loan fees) was $84.3 million versus restricted and unrestricted cash of $3.9 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $13.4 million (excluding the unamortized loan fees), and we are in compliance with all our loan covenants.”

Second Quarter 2020 Results:

For the second quarter of 2020, the Company reported total net revenues of $13.5 million representing a 67.2% increase over total net revenues of $8.1 million during the second quarter of 2019 which was a result of the increased average number of vessels in the second quarter of 2020 compared to the same period of 2019. Market charter rates during the second quarter of 2020 were on average at higher levels for our containership vessels compared to the corresponding period in 2019 due to the different composition of our fleet, which in the second quarter of 2020 contained younger and larger vessels on average compared to the corresponding period in 2019, which was also reflected in the average earnings of our ships. The Company reported net income for the period of $1.3 million and net income attributable to common shareholders of $1.1 million, as compared to a net loss of $0.7 million and a net loss attributable to common shareholders of $1.7 million, respectively, for the same period of 2019. Drydocking expenses amounted to $0.4 million during the second quarter of 2020 as one vessel passed its intermediate survey in water and another vessel its special survey in-water. In the corresponding period of 2019, one vessel passed its intermediate survey in-water. Depreciation expenses for the second quarter of 2020 amounted to $1.7 million compared to $0.8 million for the same period of 2019. Vessel operating expenses were $8.5 million in the second quarter of 2020 as compared to $5.0 million for the second quarter of 2019, mainly due to the increased average number of vessels operated due to the increased number of vessels in the Company’s fleet. General and administrative expenses amounted to $0.8 million for the second quarter of 2020 marginally higher compared to $0.7 million for the second quarter of 2019. On average, 19.0 vessels were owned and operated during the second quarter of 2020 earning an average time charter equivalent rate of $9,458 per day compared to 11.0 vessels in the same period of 2019 earning on average $8,307 per day.

Interest and other financing costs for the second quarter of 2020 amounted to $1.1 million compared to $0.8 million for the same period of 2019. Interest during the second quarter of 2020 was higher due to higher average outstanding debt during the period as compared to the same period of last year, partly offset by the decreased Libor rates of our bank loans during the period as compared to the same period of last year.

Adjusted EBITDA for the second quarter of 2020 was $4.4 million compared to $1.6 million achieved during the second quarter of 2019.

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2020 was $0.20 calculated on 5,576,960 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $1.12 for the second quarter of 2019, calculated on 1,542,508 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized loss on derivatives and the amortization of below time market charters acquired, the adjusted earnings per share attributable to common shareholders for the quarter ended June 30, 2020 would have been $0.25, compared to adjusted loss of $1.14 per share basic and diluted for the quarter ended June 30, 2019. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2020 Results:

For the first half of 2020, the Company reported total net revenues of $28.9 million representing a 76.3% increase over total net revenues of $16.4 million during the first half of 2019, as a result of the increased average number of vessels. Market charter rates in the six months of 2020 were on average at higher levels for our containership vessels compared to the first six months of 2019 due to the different composition of our fleet, which in the first six months of 2020 contained younger and larger vessels on average compared to the corresponding period in 2019, which was also reflected in the average earnings of our ships. The Company reported net income for the period of $3.2 million and net income attributable to common shareholders of $2.9 million, as compared to a net loss of $0.8 million and a net loss attributable to common shareholders of $2.2 million respectively, for the first half of 2019. Depreciation expenses for the first half of 2020 were $3.4 million compared to $1.6 million during the same period of 2019. On average, 19.0 vessels were owned and operated during the first half of 2020 earning an average time charter equivalent rate of $9,541 per day compared to 11.0 vessels in the same period of 2019 earning on average $8,693 per day.

Interest and other financing costs for the first half of 2020 amounted to $2.4 million compared to $1.5 million for the same period of 2019. This increase is due to the increased amount of debt in the current period compared to the same period of 2019, partly offset by the decreased Libor rates of our bank loans during the period as compared to the same period of last year.

Adjusted EBITDA for the first half of 2020 was $8.4 million compared to $3.0 million achieved during the first half of 2019.

Basic and diluted earnings per share attributable to common shareholders for the first half of 2020 was $0.52, calculated on 5,576,960 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $1.44 for the first half of 2019, calculated on 1,542,508 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the first half of the year of the unrealized loss on derivatives and the amortization of below market time charters acquired, the adjusted earnings per share attributable to common shareholders for the six-month period ended June 30, 2020 would have been $0.42, compared to adjusted net loss of $1.47 per share basic and diluted for the same period in 2019. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Oct-20	$16,000
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC until Oct-20 plus 4-6 months option	$8,100; option $12,000
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until Dec-20	$8,000
SYNERGY OAKLAND	Intermediate	50,787	4,253	2009	TC until Aug-20 plus 8-12 months extension option	$10,000 until Oct-20; option CONTEX(**) 4250 less 10%
SYNERGY KEELUNG	Intermediate	50,969	4,253	2009	TC until Dec-20/Jun-22 plus 8- 12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC until Oct-20	$8,100
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Sep-20	$8,500
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Sep-20	$10,250
EM CORFU	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
EM ATHENS	Feeder	32,350	2,506	2000	TC until Oct-20	$9,250
DIAMANTIS P	Feeder	30,360	2,008	1998	TC until Aug- 21	$6,500
EM SPETSES	Feeder	23,224	1,740	2007	TC until Aug-20 plus 5-7 months option	$7,000; option $8,100
EM HYDRA	Feeder	23,351	1,740	2005	TC until Aug-20	$7,000
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-21	$8,050
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Aug-20	$5,900
NINOS	Feeder	18,253	1,169	1990	TC until Aug-20	$6,500
Total Container Carriers	16	590,090	45,956

Note:

(*)

Represents the earliest redelivery date

(**)

The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

Summary Fleet Data:

	Three months, ended June 30, 2019	Three months, ended June 30, 2020	Six months, ended June 30, 2019	Six months, ended June 30, 2020
FLEET DATA
Average number of vessels (1)	11.00	19.00	11.00	19.00
Calendar days for fleet (2)	1,001.0	1,729.0	1,991.0	3,458.0
Scheduled off-hire days incl. laid-up (3)	0.0	210.3	36.4	210.3
Available days for fleet (4) = (2) - (3)	1,001.0	1,518.7	1,954.6	3,247.7
Commercial off-hire days (5)	32.8	81.6	38.4	99.8
Operational off-hire days (6)	0.2	3.9	0.5	69.7
Voyage days for fleet (7) = (4) - (5) - (6)	968.0	1,433.2	1,915.7	3,078.2
Fleet utilization (8) = (7) / (4)	96.7%	94.4%	98.0%	94.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	96.7%	94.6%	98.0%	96.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	99.7%	100.0%	97.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	8,307	9,458	8,693	9,541
Vessel operating expenses excl. drydocking expenses (12)	5,763	5,665	5,693	5,544
General and administrative expenses (13)	660	455	631	459
Total vessel operating expenses (14)	6,423	6,120	6,324	6,003
Drydocking expenses (15)	181	210	388	109

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or of vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

On Wednesday, August 12, 2020 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until August 18, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2020 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues
Time charter revenue	8,440,684	14,135,109	17,169,670	30,266,431
Commissions	(359,165)	(626,398)	(750,020)	(1,324,913)
Net revenues	8,081,519	13,508,711	16,419,650	28,941,518

Operating expenses
Voyage expenses	399,446	580,496	515,563	895,049
Vessel operating expenses	4,998,211	8,482,050	9,788,134	16,530,150
Drydocking expenses	180,853	362,783	773,326	376,369
Vessel depreciation	798,712	1,659,641	1,597,424	3,386,726
Related party management fees	770,847	1,313,546	1,547,139	2,642,368
Other operating income	-	(2,688,194)	-	(2,688,194)
General and administrative expenses	660,328	785,890	1,255,751	1,588,266
Loss on write down of vessel held for sale	-	121,165	-	121,165
Total operating expenses	7,808,397	10,617,377	15,477,337	22,851,899

Operating income	273,122	2,891,334	942,313	6,089,619

Other income/(expenses)
Interest and other financing costs	(751,329)	(1,137,609)	(1,461,978)	(2,389,021)
Loss on debt extinguishment	(328,291)	-	(328,291)	-
Loss on derivatives, net	(91)	(468,146)	(2,885)	(468,146)
Foreign exchange gain / (loss)	2,684	555	(850)	2,183
Interest income	54,322	4,185	86,076	12,780
Other expenses, net	(1,022,705)	(1,601,015)	(1,707,928)	(2,842,204)
Net (loss) / income	(749,583)	1,290,319	(765,615)	3,247,415
Dividend Series B Preferred shares	(478,038)	(179,507)	(949,152)	(339,069)
Preferred deemed dividend	(504,577)	-	(504,577)	-
Net (loss) / income attributable to common shareholders	(1,732,198)	1,110,812	(2,219,344)	2,908,346
Weighted average number of shares, basic and diluted	1,542,508	5,576,960	1,542,508	5,576,960
(Loss) / earnings per share, basic and diluted	(1.12)	0.20	(1.44)	0.52

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2019	June 30, 2020

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	985,418	1,338,375
Trade accounts receivable, net	715,097	1,024,974
Other receivables	1,570,506	2,836,563
Inventories	1,889,164	1,805,700
Restricted cash	610,376	432,468
Prepaid expenses	526,531	432,555
Vessels held for sale	-	7,050,208
Total current assets	6,297,092	14,920,843

Fixed assets:
Vessels, net	116,230,333	105,873,785
Long-term assets:
Restricted cash	4,334,267	2,134,267
Total assets	126,861,692	122,928,895

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	12,295,320	13,204,586
Related party loan, current	5,000,000	4,375,000
Trade accounts payable	3,899,967	2,707,519
Accrued expenses	1,725,321	1,584,461
Accrued preferred dividends	161,315	-
Liability associated with asset held for sale	-	540,783
Deferred revenue	973,774	652,445
Derivatives	-	104,033
Due to related company	795,562	1,531,239
Total current liabilities	24,851,259	24,700,066

Long-term liabilities:
Long-term bank loans, net of current portion	72,187,785	66,105,386
Derivatives	-	364,113
Fair value of below market time charters acquired	1,714,370	553,531
Total long-term liabilities	73,902,155	67,023,030
Total liabilities	98,753,414	91,723,096

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,000 and 8,180 issued and outstanding, respectively)	7,654,577	7,834,084
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 issued and outstanding)	168,008	168,008
Additional paid-in capital	253,967,708	253,977,376
Accumulated deficit	(233,682,015)	(230,773,669)
Total shareholders' equity	20,453,701	23,371,715
Total liabilities, mezzanine equity and shareholders' equity	126,861,692	122,928,895

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020

Cash flows from operating activities:
Net (loss) / income	(765,615)	3,247,415
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	1,597,424	3,386,726
Amortization of deferred charges	118,032	122,787
Share-based compensation	49,565	60,808
Unrealized (gain)/loss on derivatives	(41,435)	468,146
Amortization of fair value of below market time charters acquired	-	(1,160,839)
Loss on write down of vessel held for sale	-	121,165
Amortization of debt discount	95,214	-
Loss on debt extinguishment	328,291	-
Changes in operating assets and liabilities	(557,092)	(2,273,177)
Net cash provided by operating activities	824,384	3,973,031

Cash flows from investing activities:
Cash paid for vessel improvements	-	(256,482)
Advance received for vessel held for sale	-	540,783
Net cash provided by investing activities	-	284,301

Cash flows from financing activities:
Redemption of Series B preferred shares	(11,686,000)	-
Loan arrangement fees paid	(120,000)	-
Preferred dividends paid	-	(320,877)
Proceeds from long- term bank loans	12,000,000	-
Repayment of long-term bank loans and vessel profit participation liability	(10,241,000)	(5,295,920)
Repayment of related party loan		(625,000)
Offering expenses paid		(40,486)
Net cash used in financing activities	(10,047,000)	(6,282,283)

Net decrease in cash, cash equivalents and restricted cash	(9,222,616)	(2,024,951)
Cash, cash equivalents and restricted cash at beginning of period	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of period	3,988,972	3,905,110

Cash breakdown

Cash and cash equivalents	2,000,437	1,338,375
Restricted cash, current	454,268	432,468
Restricted cash, long term	1,534,267	2,134,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,988,972	3,905,110

Euroseas Ltd.

Reconciliation of to Net (loss) / income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Net (loss) / income	(749,583)	1,290,319	(765,615)	3,247,415
Interest and other financing costs, net (incl. interest income)	1,529,875	1,133,424	2,208,770	2,376,241
Vessel depreciation	798,712	1,659,641	1,597,424	3,386,726
(Gain) / loss on interest rate swap derivatives, net	(22,681)	468,146	(41,435)	468,146
Amortization of below market time charters acquired	-	(314,434)	-	(1,160,839)
Loss on write down of vessel held for sale		121,165		121,165
Adjusted EBITDA	1,556,323	4,358,261	2,999,144	8,438,854

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest, income taxes, depreciation, (gain) / loss on interest rate swaps, amortization of below market time charters acquired, and loss on write down of vessel held for sale. Adjusted EBITDA does not represent and should not be considered as an alternative to net (loss)/income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods, of financial costs, (gain)/ loss on interest rate swaps, depreciation, amortization of below market time charters acquired, and loss on write down of vessel held for sale. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Net (loss) / income	(749,583)	1,290,319	(765,615)	3,247,415
Unrealized (gain)/loss on derivatives	(22,681)	468,146	(41,435)	468,146
Amortization of below market time charters acquired	-	(314,434)	-	(1,160,839)
Loss on write down of vessel held for sale	-	121,165	-	121,165
Adjusted net (loss) / income	(772,264)	1,565,196	(807,050)	2,675,887
Preferred dividends	(478,038)	(179,507)	(949,152)	(339,069)
Preferred deemed dividend	(504,577)	-	(504,577)	-
Adjusted net (loss) / income attributable to common shareholders	(1,754,879)	1,385,689	(2,260,779)	2,336,818
Adjusted (loss) / earnings per share, basic and diluted	(1.14)	0.25	(1.47)	0.42
Weighted average number of shares, basic and diluted	1,542,508	5,576,960	1,542,508	5,576,960

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized gain / loss on derivatives and amortization of below market time charters acquired. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain / loss on derivatives and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 11 Feeder containerships and 5 Intermediate Containerships. Euroseas 16 containerships have a cargo capacity of 45,956 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com